

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2013

Via E-mail
Mr. Benoit Laliberte
Chief Executive Officer
Teliphone Corp.
300-1550 Alberni
Vancouver, British Columbia V6G 1A5

Re: **Teliphone Corporation**
Form 10-K for the fiscal year ended September 30, 2012
File No. 0-28793
Filed April 2, 2013

Dear Mr. Laliberte:

We issued comments on the above captioned filing on August 30, 2013. On October 9, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions.

Sincerely,

/s/ Terry French for

Assistant Director
Larry Spirgel